                                                FILED PURSUANT TO RULE 424(b)(5)
                                                REGISTRATION NO. 333-40361
                                                REGISTRATION NO. 333-64067

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 29, 1998)

                                2,500,000 SHARES

                       [LOGO] NEW CENTURY ENERGIES, INC.

                                  COMMON STOCK

                               ----------------

      All of the shares of common stock being offered are being sold by NCE. Our common stock is listed and traded on the New York Stock Exchange under the symbol "NCE." The last reported sale price of the common stock on the New York Stock Exchange on October 29, 1998 was $48 1/16 per share.
                               ----------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

      The underwriter has agreed to purchase from NCE the shares of common stock offered hereby for a purchase price of $46.80 per share. The proceeds to NCE from the sale of the shares of common stock will be $117,000,000 in the aggregate.

      The common stock offered hereby may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
                               ----------------

      We expect that the shares of common stock will be ready for delivery in New York, New York on or about November 4, 1998.

                               ----------------

                              MERRILL LYNCH & CO.

                               ----------------

          The date of this prospectus supplement is October 29, 1998.

                               TABLE OF CONTENTS

                             Prospectus Supplement
                             ---------------------

                                                                          Page
                                                                          ----

Prospectus Summary......................................................   S-3
The Company.............................................................   S-6
Recent Developments.....................................................   S-7
Use of Proceeds.........................................................   S-7
Common Stock Price Range and Dividends..................................   S-8
Underwriting............................................................   S-9
Legal Opinions..........................................................  S-10


                                   Prospectus
                                   ----------

Available Information...................................................     2
Incorporation of Certain Documents by Reference.........................     2
The Company.............................................................     3
Use of Proceeds.........................................................     3
Price Range of Common Stock and Dividend Information....................     3
Plan of Distribution....................................................     4
Legal Opinions..........................................................     4
Experts.................................................................     5

                                 -------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Investors and prospective investors are cautioned that the forward-looking statements contained or incorporated by reference herein with respect to the revenues, earnings, capital expenditures, resolution and impact of litigation, competitive performance, or other prospects for the business of NCE and its subsidiaries or their affiliated companies, including any and all underlying assumptions and other statements that are other than statements of historical fact, may be influenced by factors that could cause actual outcomes and results to be materially different than projected. Such factors include, but are not limited to: the effects of the weather; future economic conditions; the performance of generating units; fuel prices and availability; regulatory decisions and the effects of changes in state and federal laws; the pace of deregulation of domestic retail natural gas and electricity markets; the timing and extent of change in commodity prices for all forms of energy; capital spending requirements; the evolution of competition; earnings retention and dividend payout policies; and changes in accounting standards and other factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus supplement and the prospectus might not occur.

                                 -------------

     You should rely only on the information contained in this prospectus supplement and the prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "our company," "we" and "NCE" as used in this prospectus refer to "New Century Energies, Inc." and its subsidiaries and predecessors as a combined entity, except where it is made clear that such terms mean only the parent company.

                                  THE COMPANY

     NCE, headquartered in Denver, Colorado, is a public utility holding company formed in connection with the August 1, 1997 merger of Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS"). NCE derives over 90% of its revenues from its three domestic utility operating subsidiaries which are PSCo, SPS and Cheyenne Light, Fuel and Power Company ("Cheyenne").
Our utility subsidiaries:

- generate, purchase, transmit, distribute and sell electricity, and

- purchase, distribute, transport and sell natural gas.

These companies serve approximately 1.6 million electric customers in Colorado, Texas, New Mexico, Wyoming, Kansas and Oklahoma, and approximately 1 million gas customers in Colorado and Wyoming.

     We believe the merger of PSCo and SPS has created an integrated energy company well positioned for competition as our industry experiences changes in regulation and markets. Ongoing benefits of the merger include:

- a broader customer base,

- a larger and more geographically diverse service territory,

- reduced business risks related to changes in economic, competitive and/or climate conditions, and

- increased size and scale of operations which facilitate more efficient and economic use of combined resources and lower costs.

     In addition to our core domestic utility operations, NCE has investments in a number of diversified energy businesses. These businesses are intended to capitalize on NCE's existing strengths and skills to produce enhanced growth and return opportunities, and include:

- 50% interest in Yorkshire Electricity Group plc, a regional electric distribution company in the United Kingdom,

- domestic and international non-utility power generation,

- energy trading and marketing activities,

- energy management and consulting services, and

- engineering, design and construction management in the energy sector.

                                  THE OFFERING

Company...............................................       New Century Energies, Inc.
Common stock offered..................................       2,500,000 shares (1)
Common stock to be outstanding after the offering.....       114,230,959 shares (1) (2)
Common stock closing price range (January 1, 1998
 through October 29, 1998)............................       $42 3/8  to $51 3/4
NYSE symbol...........................................       NCE
Dividend policy.......................................       We currently pay a regular quarterly
                                                             dividend of $0.58 per share or an indicated
                                                             annual dividend of $2.32 per share.  See
                                                             "Common Stock Price Range and Dividends."
Use of proceeds.......................................       For general corporate purposes, including
                                                             the retirement of short-term debt.  See "Use
                                                             of Proceeds."


-------------------
(1)  Includes associated preferred stock purchase rights.
(2) As of September 30, 1998. Does not include any shares of common stock that may have been issued after that date pursuant to our Dividend Reinvestment and Cash Payment Plan and our employee benefit plans.

                         SUMMARY FINANCIAL INFORMATION

     You should read the following information in conjunction with our financial statements, including the related notes, and Management's Discussion and Analysis, which are part of our Annual Report on Form 10-K for the year ended December 31, 1997 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, incorporated by reference in this prospectus supplement and the accompanying prospectus. Our consolidated financial statements reflect the accounting for the merger as a pooling of interests.

                                                      Six Months
                                                        Ended
                                                       June 30,                      Year Ended December 31,
                                                                     ------------------------------------------------------
                                                         1998              1997                1996                1995(1)
                                                   --------------    --------------      --------------      --------------
                                                     (Unaudited)
                                                                     (Dollars in thousands, except per share data)
Statement of Income Data:
Operating revenues:
    Electric...............................          $1,259,753         $2,473,359          $2,416,539         $2,283,179
    Gas....................................             497,837            816,596             640,497            624,585
    Other..................................              41,535             52,570              39,998             54,444
                                                     ----------         ----------          ----------         ----------
        Total..............................           1,799,125          3,342,525           3,097,034          2,962,208

Total operating expenses...................           1,470,622          2,713,300           2,461,451          2,345,264

Operating income...........................             328,503            629,225             635,583            616,944

Income before extraordinary item...........             142,742            261,487             272,341            281,492
Extraordinary item - U.K. windfall tax.....                  --           (110,565)                 --                 --
Net income.................................             142,742            150,922             272,341            281,492

Basic and diluted earnings per share of
 common stock outstanding:
   Income before extraordinary item........          $     1.28         $     2.50          $     2.64         $     2.77
   Extraordinary item - U.K. windfall tax..                  --              (1.06)                 --                 --
                                                     ----------         ----------          ----------         ----------
   Net income..............................          $     1.28         $     1.44          $     2.64         $     2.77

Dividends declared per share...............          $     1.16         $     2.53          $     2.18         $     2.15

                                                                                As of June 30, 1998
                                                                ----------------------------------------------
                                                                                    (Unaudited)
                                                                               (Dollars in thousands)
Balance Sheet Data:                                                       Actual            As Adjusted (2)
                                                                ---------------------      -------------------
Total assets....................................................        $7,370,403            $7,370,403
Total property, plant and equipment.............................         5,672,476             5,672,476
Notes payable and commercial paper..............................           454,063               337,488
Long-term debt of subsidiaries (including amounts due
    within one year)............................................         2,419,111             2,419,111
PSCo and SPS obligated mandatorily redeemable
    preferred securities........................................           294,000               294,000
Total common equity.............................................         2,399,999             2,516,574

------------------
(1) Our 1995 consolidated statement of income combines the consolidated statement of income for PSCo for the year ended December 31, 1995 with the consolidated statement of income for SPS for the year ended August 31, 1995.
(2) Adjusted to reflect the application of the estimated net proceeds to the Company of $116,575,000 from the sale of common stock offered hereby, assuming the net proceeds are used to reduce short-term debt. See "Use of Proceeds."

                                  THE COMPANY

     NCE, headquartered in Denver, Colorado, is a public utility holding company formed in connection with the August 1, 1997 merger of PSCo and SPS. NCE wholly owns three domestic utility operating subsidiaries, PSCo, SPS and Cheyenne. Our other wholly-owned subsidiaries are WestGas InterState, Inc., a natural gas transmission company, New Century Services, Inc., a service company for NCE and its subsidiaries, and NC Enterprises, Inc., an intermediate holding company which owns various diversified energy-related companies, including the indirect ownership of a 50% interest in Yorkshire Electricity Group plc.

MERGER OF PSCO AND SPS

     We believe the merger of PSCo and SPS has created an integrated energy company well positioned for competition as our industry experiences changes in regulation and markets. Ongoing benefits of the merger include:

-  a broader customer base,

-  a larger and more geographically diverse service territory,

- reduced business risks related to changes in economic, competitive and/or climate conditions, and

- increased size and scale of operations which facilitate more efficient and economic use of combined resources and lower costs.

DOMESTIC UTILITY OPERATIONS

     PSCo was incorporated through a merger of predecessors under the laws of the State of Colorado in 1924. PSCo is an operating utility engaged principally in the generation, purchase, transmission, distribution and sale of electricity and in the purchase, transportation, distribution and sale of natural gas. PSCo serves approximately 1.2 million electric customers and approximately 1 million gas customers in the state of Colorado.

     SPS was incorporated in 1921 under the laws of the State of New Mexico.
SPS is an operating utility engaged primarily in the generation, transmission, distribution and sale of electricity. SPS serves approximately 380,000 electric customers in portions of the states of Texas, New Mexico, Oklahoma and Kansas.

     Cheyenne was incorporated in 1900 under the laws of the State of Wyoming. Cheyenne is an operating utility engaged in the purchase, distribution and sale of electricity and natural gas, serving approximately 35,000 electric customers and approximately 28,000 gas customers in the state of Wyoming, primarily in and around Cheyenne.

DIVERSIFIED ENERGY BUSINESSES

     In addition to our domestic utility operations, NCE has investments in a number of diversified energy businesses. These businesses are intended to capitalize on NCE's existing strengths and skills to produce enhanced growth and return opportunities, and include:

- Yorkshire Electricity Group plc: Through its subsidiary, New Century International, Inc., NCE purchased 50% of Yorkshire in a joint venture with American Electric Power Company, Inc. in April 1997. Yorkshire, a United Kingdom regional electric distribution company, provides electricity to approximately 2.1 million electric customers and supplies natural gas to approximately 300,000 gas supply customers.

- Quixx Corporation: Invests in and develops non-utility power generation projects.

- e prime, inc.: Provides energy-related products and services which include electric and gas brokering, marketing and trading.

- New Century Cadence, Inc.: Provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

- Utility Engineering Corporation: Engineers, designs and manages the construction of energy projects for affiliated and non-affiliated entities.

                              RECENT DEVELOPMENTS

     On October 19, 1998, we announced net income of $90.8 million, or 82 cents per share, on revenues of $915.9 million for the third quarter ended September 30, 1998. For the same period in 1997, excluding the extraordinary United Kingdom windfall tax of $1.06 per share associated with our 50 percent interest in Yorkshire Electricity, we reported net income of $63.3 million, or 61 cents per share, on revenues of $793.5 million. Including the extraordinary item, we reported a 1997 third quarter net loss of $47.2 million, or 45 cents per share.

     The increase in our third quarter earnings as compared to the same period in 1997, before the extraordinary item, was attributable to continuing customer growth and higher electric sales due to warmer than normal weather in the third quarter of 1998. In addition, our 1997 earnings were reduced by significant costs associated with the merger between PSCo and SPS.

     For the nine months ended September 30, 1998, we reported net income of $233.5 million, or $2.10 per share, on revenues of $2.7 billion. For the same period in 1997, net income, before the extraordinary item, was $175.5 million, or $1.68 per share, on revenues of $2.5 billion. Net income including the extraordinary item was $65.0 million, or 62 cents per share.

     Net income for the twelve months ended September 30, 1998, was $319.5 million, or $2.90 per share, on revenues of $3.6 billion. This compared to net income, before the extraordinary item, of $235.7 million, or $2.26 per share, on revenues of $3.3 billion for the same twelve-month period a year ago. Net income including the extraordinary item was $125.1 million, or $1.20 per share.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the shares for general corporate purposes, including the retirement of short-term debt. The average interest rate on short-term debt at September 30, 1998 was 5.67%. To the extent that the net proceeds from the sale of the shares are not immediately so used, they will be temporarily invested in short-term, interest-bearing investments.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     Our common stock is traded on the New York Stock Exchange ("NYSE") under
the symbol "NCE."   Trading began on August 4, 1997 upon completion of the
merger. The following table sets forth the reported high and low sale prices for the common stock as reported in The Wall Street Journal and the dividends declared per share of common stock for the periods indicated.

                                                                   Common                Cash Dividend
                                                                 Stock Price               Per Share
                                                           ---------------------------  ---------------
                                                             High           Low
                                                           ---------   ---------------
Year ended December 31, 1997
----------------------------
  Third Quarter (from August 4, 1997).................       $43 3/16        $ 39             $0.58
  Fourth Quarter......................................        49 5/8           40 1/4          0.58


Year ended December 31, 1998
----------------------------
  First Quarter.......................................        51 3/16          44 1/2          0.58
  Second Quarter......................................        50 3/4           44 5/16         0.58
  Third Quarter.......................................        49 3/16          41 5/8          0.58
  Fourth Quarter (through October 29, 1998)...........        52 1/4           45 1/2

     The last reported sale price for our common stock on the NYSE is set forth on the cover page of this prospectus supplement. At September 30, 1998, there were approximately 75,500 holders of record of our common stock.

     During the third quarter of 1998, our Board of Directors approved a $0.58 per share dividend on the common stock payable on November 15, 1998 to shareholders of record on October 23, 1998. Our common stock dividend level is dependent upon our results of operations, financial position, cash flows and other factors. Our Board of Directors will continue to evaluate the common stock dividend on a quarterly basis.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") is acting as sole underwriter (the "Underwriter"). Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between NCE and the Underwriter, NCE has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from NCE, 2,500,000 shares of common stock .

     In the Purchase Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased.

     The Underwriter has agreed to purchase from NCE the shares of common stock offered hereby for a purchase price of $46.80 per share. The proceeds to NCE from the sale of the shares of common stock will be $117,000,000 in the aggregate. The expenses of the offering are estimated at $425,000 and are payable by NCE.

     The distribution of the shares of common stock by the Underwriter may be effected from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of any shares of common stock hereby, the Underwriter may be deemed to have received compensation from the Company equal to the difference between the amount received by the Underwriter upon the sale of such common stock and the price at which the Underwriter purchased such common stock from the Company. In addition, if the Underwriter sells common stock to or through certain dealers, such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or any purchasers of common stock for whom they may act as agent. The Underwriter may also receive compensation from the purchasers of common stock for whom it may act as agent.

     The shares of common stock are being offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     The Company has agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for common stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of the Underwriter for a period of 90 days after the date of this prospectus supplement.

     We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase our common stock. If the Underwriter creates a short position in our common stock in connection with the offering (i.e., if it sells more shares of common stock than are set forth on the cover page of this prospectus supplement), the Underwriter may reduce that short position by purchasing common stock in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Merrill Lynch has from time to time provided investment banking advisory services to NCE and its affiliates, for which it has received customary compensation, and may continue to do so in the future.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the shares are being passed upon for us by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Debevoise & Plimpton, New York, New York has acted as counsel for the Underwriter with respect to certain legal matters relating to the offering.

PROSPECTUS

                                9,000,000 SHARES

                       [LOGO] NEW CENTURY ENERGIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $1.00 PER SHARE)

                               ----------------

      New Century Energies, Inc. (the "Company") intends to offer from time to time up to 9,000,000 shares of its Common Stock, with the par value of one dollar ($1.00) per share (the "Common Stock"). The Common Stock will be issued in amounts, at prices and on terms to be determined at the time or times of sale. Each share of Common Stock, including the shares offered hereby, has associated with it one right to purchase one-hundredth of a share of the Company's preferred stock at a stipulated price in certain circumstances relating to changes in ownership of the Company under the Company's rights agreement.

      For each offering of the Common Stock for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (each, a "Prospectus Supplement") that will set forth the initial public offering price and the terms of offering of such Common Stock. The Common Stock may be sold by the Company through underwriters or dealers, directly by the Company or through agents for offering pursuant to the terms fixed at the time of sale. See "Plan Of Distribution" herein.

      The Common Stock is traded on the New York Stock Exchange ("NYSE") under the NYSE symbol "NCE." The last reported sales price of the Common Stock as reported by the NYSE Composite Tape on October 29, 1998 was $48 1/16 per share.

 THESE SECURITIES HAVE NOT BEEN  APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES
       COMMISSION  PASSED   UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY IS A CRIMINAL
           OFFENSE.

                               ----------------

                The date of this Prospectus is October 29, 1998.

                             AVAILABLE INFORMATION

     New Century Energies, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files with the Securities and Exchange Commission ("SEC") reports, proxy statements, and other information, which are available for inspection and copying at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. (The Commission maintains a site on the World Wide Web containing reports, proxy materials, information statements and other items. The address is http://www.sec.gov.) Copies of such material can be obtained from the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of such material also can be inspected at the office of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner of shares of the Company to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy (without exhibits, except those specifically incorporated by reference) of any and all of the documents referred to below which have been or may be incorporated in this Prospectus by reference. Requests for such documents should be directed to Corporate Secretary, New Century Energies, Inc., 1225 17th Street, Denver, Colorado 80202 (Tel: (303) 571-7511).

     The following documents, previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

     2. The description of the Company's Common Stock contained in the Registration Statement on Form 8-B dated April 24, 1997 (as amended by Form 8-B/A dated May 9, 1997), incorporated by reference from the Joint Proxy Statement/Prospectus and Registration Statement on Form S-4 of the Company (File No. 33-64951);

     3. The description of the preferred stock purchase rights associated with each share of Common Stock contained in the Registration Statement on Form 8-A dated June 23, 1997 of the Company;

     4. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and

     5.  The Company's Current Report on Form 8-K dated October 19, 1998.

     All documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities offered hereby, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                  THE COMPANY

     The Company, a Delaware corporation formed on August 21, 1995, is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended. The Company, Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS") entered into an Agreement and Plan of Reorganization dated August 22, 1995, as amended December 8, 1995, providing for a business combination as peer firms involving PSCo and SPS in a "merger of equals" transaction (the "Merger"). The Merger became effective on August 1, 1997. As a result of the Merger, the Company owns all of the outstanding shares of common stock of three public utility companies, PSCo, SPS and Cheyenne Light, Fuel and Power Company. The Company also owns several non-utility subsidiaries. The principal executive offices of the Company are located at 1225 17th Street, Denver, Colorado 80202.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Common Stock for general corporate purposes, including to retire debt and to make capital contributions to its subsidiaries. If the Company uses any proceeds to make a capital contribution to a subsidiary, such subsidiary will use such proceeds to retire debt and for general corporate purposes.

                        PRICE RANGE OF COMMON STOCK AND

                              DIVIDEND INFORMATION

     Since the Merger, the shares of Common Stock of the Company have been traded on the NYSE under the symbol "NCE". The following table sets forth the reported high and low sale prices for the Common Stock for the periods indicated.

Year ended December 31, 1997                                  High            Low
----------------------------                                  ----            ---

Third Quarter (from August 4, 1997)....................       $43 3/16        $39
Fourth Quarter.........................................        49 5/8          40 1/4

Year ended December 31, 1998
----------------------------

First Quarter..........................................        51 3/16         44 1/2
Second Quarter.........................................        50 3/4          44 5/16
Third Quarter..........................................        49 3/16         41 5/8
Fourth Quarter (through October 29, 1998)..............        52 1/4          45 1/2

     The last reported sale price for the Common Stock on the NYSE on October 29, 1998 was $48 1/16 per share.


     During the third quarter of 1998, the Board of Directors of the Company approved a $0.58 per share dividend on the Common Stock payable on November 15, 1998 to shareholders of record on October 23, 1998. The Company's common stock dividend level is dependent upon the Company's results of operations, financial position, cash flows and other factors. The Board of Directors of the Company will continue to evaluate the common stock dividend on a quarterly basis.

                              PLAN OF DISTRIBUTION

     The Company may sell the Common Stock in any of three ways: (i) directly to one or more purchasers; (ii) through agents; or (iii) through underwriters or dealers. The Prospectus Supplement relating to each offering of Common Stock will set forth the terms of the offering of such Common Stock, including the name or names of any such agents, underwriters or dealers, the purchase price of such Common Stock and the net proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in any sale of Common Stock, such Common Stock will be acquired by such underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Common Stock may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement relating to a sale of Common Stock, the obligations of any underwriter or underwriters to purchase such Common Stock will be subject to certain conditions precedent and such underwriter or underwriters will be obligated to purchase all of such Common Stock if any shares are purchased, except that, in certain cases involving a default by one or more underwriters, less than all of such Common Stock may be purchased. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Common Stock offered thereby.

     If underwriters are used in any sale of Common Stock, the purchase agreement in connection with such sale may provide for an option on the part of the underwriters to purchase additional shares of such Common Stock within thirty days of the execution of such purchase agreement, which option may be exercised solely to cover overallotments. Any such overallotment option will be disclosed in the Prospectus Supplement in connection with the Common Stock offered thereby.

     If an agent of the Company is used in any sale of Common Stock, such agent will be named and any commission payable by the Company to such agent will be set forth in the Prospectus Supplement relating to such Common Stock. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best effort basis for the period of its appointment.

     The Common Stock offered hereby will be listed on the New York Stock Exchange.

     Any underwriters, dealers or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discount or commissions received by them on the sale or resale of Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Securities Act"). Agents, underwriters and dealers may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Agents and underwriters may be customers of, engaged in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the shares of Common Stock offered hereby are being passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated balance sheets of NCE and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997, included in NCE's Annual Report on Form 10-K for the year ended December 31, 1997, which statements are incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     With respect to the unaudited consolidated condensed interim financial information of NCE for the quarters ended March 31, 1998 and June 30, 1998, included in its Form 10-Qs, which information is incorporated by reference in this Prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate reports thereon state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not a "report" or a "part" of the Registration Statement, of which this Prospectus forms a part, prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

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--------------------------------------------------------------------------------

                                2,500,000 SHARES

                       [LOGO] NEW CENTURY ENERGIES, INC.

                                  COMMON STOCK

                     ------------------------------------

                             PROSPECTUS SUPPLEMENT

                     ------------------------------------

                              MERRILL LYNCH & CO.


                                OCTOBER 29, 1998

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